September 10, 2024

Dajun Yang
Chairman and Chief Executive Officer
Ascentage Pharma Group International
68 Xinqing Road
Suzhou Industrial Park
Suzhou, Jiangsu
China

       Re: Ascentage Pharma Group International
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted August 27, 2024
           CIK No. 0002023311
Dear Dajun Yang:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
August 15, 2024, letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted August 27, 2024
Prospectus Summary
Overview, page 1

1.     We note your response to our prior comment 4 and we resissue the comment in
       part. Please remove the statement that you are engaged in discovering, developing and commercializing both "first- and best-in-class" therapies from the first sentence of the
       Prospectus Summary, MD&A and Business sections. Given the current stage of
       development of the company   s products, such claim appears speculative
and premature.
2. We note your response to our prior comment 5 and the related revisions to your
 September 10, 2024
Page 2

       disclosure. Please further revise your disclosure to specifically name the countries or regions in which regulatory trials are currently taking place. Financial Statements
Notes to unaudited interim condensed consolidated financial information, page
F-75

3. Please update the notes to your financial statements to disclose your accounting policy for licenses of intellectual property.
       Please contact Eric Atallah at 202-551-3663 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Tamika Sheppard at 202-551-8346 or Laura Crotty at 202-551-7614 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   David Sharon